

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2015

Via E-mail
Eric J. Christ, Esq.
General Counsel and Corporate Secretary
VAALCO Energy, Inc.
9800 Richmond Avenue, Suite 700
Houston, Texas 77042

> **Re: VAALCO Energy, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 16, 2015**
> **File No. 001-32167**

Dear Mr. Christ:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Reasons to Reject the Group 42-Blr Group Consent Proposals, page 2

1.   We note statements that the election of the Group 42-BLR Group Nominees would not provide the registrant's stockholders with any control premium. Please revise these statements to note that control premiums are not commonly associated with exercising a right to nominate directors, but rather are referred to in connection with purchases of a controlling interest in the capital stock of a company. We do not believe it would be appropriate to instead refer to any impact on the potential to receive a control premium in future transactions, given that new directors should not be presumed to act inconsistently with their fiduciary duties.

When will the consents become effective?, page 6

2.   Please revise your disclosure to explain why the election proposal is subject to the adoption of the vacancy proposal. The current bylaws do not appear to restrict the ability of security holders to elect directors in this circumstance, but rather appear to merely permit directors to do so.

Cost and Method, page 12

3.   Please state the approximate number of employees of the proxy solicitor who will solicit security holders

Form of Consent Revocation Card

4.   Please mark the form of consent revocation card "Preliminary Copy."

5.   Please add "abstain" boxes for each proposal other than Proposal 5.

6.   In the instructions to Proposal 2, please clarify how a security holder can indicate a wish to remove future directors, whose names might not be known at the time a consent is executed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Kai H. Liekefett, Esq.
       Vinson & Elkins LLP